Submitted as Confidential Correspondence (CORRESP)

to the U.S. Securities and Exchange Commission

via EDGAR Filing System

Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit,

Shatin, N.T., Hong Kong SAR

Telephone: (852) 2950 4288

August 24, 2023

U.S. Securities and Exchange Commission

ATTN: Jennifer Thompson and Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.
Washington, D.C. 20549

RE:	Response to SEC Staff Comment Letter, dated August 14, 2023

Value Exchange International, Inc.

Form SPDSCL-HFCAA-GOV/Item 9C(a) to Annual Report on Form 10-K

SEC File Number: 000-53537

Division of Corporation Finance:

This letter sets forth the response of Value Exchange International, Inc., a Nevada corporation, (“Company”) to the comment contained in the letter dated August 14, 2023, from the the Securities and Exchange Commission (the “Commission”) staff (“Staff”) regarding an EDGAR submission on Form SPDSCL-HFCAA-GOV under Item 9C(a) of Form 10-K. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto.

As a preliminary note: As of May 25, 2023, and as previously reported to the Commission on a Current Report on Form 8-K, the Company appointed Grassi & Co., CPAs, P.C., a New York, New York U.S.A. based certified public accounting firm, as its independent public accounting firm for the fiscal year ending December 31, 2023 and for all interim reports under the Securities Exchange Act of 1934 (“Exchange Act”) for that period. The Company no longer uses the services of an accounting firm based in or subject to the laws of the Hong Kong SAR or Peoples’ Republic of China (“PRC”) or any other non-U.S.A. jurisdiction as its independent public accounting firm for reports filed with the Commission under the Exchange Act.

Staff Comment: We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

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Company Response:

1. The Company will file the required EDGAR submission on Form “SPDSCL-HFCAA-GOV”. The Company anticipates that the requested submission will be filed with the Commission on or before August 28, 2023.

General. The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any communications on this matter to: (1) Au Cheuk Au, Company’s Chief Financial Officer, at email: channing.AU@value-exch.com and to (2) Paul W. Richter, U.S. legal counsel on select legal matters, at email: pwr@pwrichtersec.com or telephone: (703) 725-7299.

Sincerely,

Au Cheuk Lun (aka Channing Au), Chief Financial Officer

cc:	Company Audit Committee Members: Robert Trapp, Wong Tat Keung and Wong Shui Yeung

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